SEC Mail Processing Section
JAN 28 2019
Washington DC
408

19003008

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2017 (MM/DD/YY) AND ENDING 11/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Ave. 18th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Poss (212) 813-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2019 JAN 28 PM 2:53
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30th, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA SCAPARRO
Notary Public, State of New York
No. 01SC6048499
Qualified In Nassau County
Commission Expires September 25, 2022

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS CAPITAL CORP.

Statement of Financial Condition

November 30, 2018

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934] as a PUBLIC DOCUMENT

AEGIS CAPITAL CORP.

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2018

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Aegis Capital Corp.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Aegis Capital Corp.'s management. Our responsibility is to express an opinion on Aegis Capital Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aegis Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Aegis Capital Corp.'s auditor since 2002.

New York, New York
January 24, 2019

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2018

ASSETS	
Cash	$ 1,176,118
Clearing deposits	1,650,231
Receivables from clearing brokers	909,671
Receivables from registered representatives	2,880,367
Marketable securities owned, at fair value	4,352,487
Prepaid expenses and other assets	36,825
Equipment, fixtures, and leasehold improvements	101,572
Security deposits	69,680
	$ 11,176,951
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased at fair value	$ 600
Payables to clearing broker	3,267,412
Accounts payable, accrued expenses and other liabilities	1,992,908
	5,260,920
Commitments, contingencies and guarantees:	
Subordinated borrowings	750,000
Stockholder's Equity	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,700,514
Retained earnings	1,465,417
	5,166,031
	$ 11,176,951

The accompanying notes are an integral part of the financial statement.

1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains branch offices in New York, New Jersey, Connecticut, Texas, Florida, Oregon and South Carolina.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation ('SIPC').

The Company earns commissions on trades executed on behalf of customers as an introducing broker. In addition, the Company executes trades on behalf of clients on a riskless basis where the Company acts as an intermediary for the client and income on these riskless principal transactions are included in commission revenue. All transactions related to publicly traded equity and debt securities are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company earns fees from its investment banking activities related to capital raising transactions for its clients and fees from syndicate participations in managing certain security offerings as well as providing advisory services related to the placement of corporate debt, bank loans, and other debt instruments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - The Company considers all short term debt securities purchased with an original maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions are recorded on the trade date basis, as if they had settled. Marketable securities are valued at fair value.

c. ***Use of Estimates*** - The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement.

d. ***Investment Valuation*** - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three level of inputs are:

   Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

   Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the

identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned and securities sold, not yet purchased, are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP.

The preceding method described may produce a fair value calculation which may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

e. ***Basis of Presentation -*** The accompanying financial statement and related notes has been prepared in accordance with US GAAP.

3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by other broker-dealers ("Clearing Brokers") pursuant to clearance agreements. At November 30, 2018, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

The amounts receivable from the Clearing Brokers as of November 30, 2018 consist of the following:

Clearing deposits	$	1,650,231
Cash held in accounts at Clearing Brokers	$	387,772
Fees and commissions receivable		521,899
	$	909,671

Pursuant to clearance agreements with the Clearing Brokers, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers. Liabilities to Clearing Brokers for securities purchased are collateralized by those securities. As of November 30, 2018, the Company has securities in the form of municipal bonds valued at $4,172,721, which are collateralizing the payable to the Clearing Broker for securities purchased in the amount of $3,267,412.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset to commission income. At November 30, 2018, a reserve of $5,694 was established by the Clearing Brokers to cover such losses on certain accounts and is netted against fees and commissions receivable.

4 - RECEIVABLES FROM REGISTERED REPRESENTATIVES

The Company has advanced monies to registered representatives employed at the Company's branches in anticipation of future commissions to be earned and in fulfilling certain commitments to meet gross commission benchmarks. The Company reserves the right, at the Company's discretion, to be repaid the advances through an offset at any time of the commissions earned and payable to the branches and or its registered representatives. As of November 30, 2018, the $2,880,367 balance of advances receivable from its registered representatives reflects $2,966,884 of commissions earned and payable applied to $5,847,251, which is the balance of monies previously advanced.

5 - FAIR VALUE MEASUREMENTS OF SECURITIES OWNED

The following is a summary, by level, of the Company's assets measured at fair value as of November 30, 2018:

Asset Valuation Inputs	*(Level 1)*	*(Level 2)*	*(Level 3)*	*Total*
Investments in Marketable Securities				
Municipal bonds	$ -	$ 4,172,724	$ -	$ 4,172,724
Common stocks	179,763	-	-	179,763
	179,763	4,172,724	-	4,352,487
Common stocks sold, not yet purchased	(600)	-	-	(600)
	$ 179,163	$ 4,172,724	$ -	$ 4,351,887

It is the Company's policy to recognize transfers between any level of the fair value hierarchy at the end of each reporting period. There were no transfers between levels during the year.

6 - EQUIPMENT, FIXTURES, AND LEASEHOLD IMPROVEMENTS

Equipment, fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$	742,023
Furniture and fixtures		255,025
Leasehold improvements		85,219
		1,082,267
Less: Accumulated depreciation and amortization		980,695
	$	101,572

7 - SUBORDINATED BORROWING

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule.

The $750,000 subordinated borrowing carries a 10% per annum interest rate and will automatically be extended for one year upon maturity in accordance with the subordination agreement since the lender did not give notice on or before July 10, 2018 requesting repayment.

The Company received a FINRA accepted notice regarding request for payment from the lender for a $250,000 subordinated borrowing. This subordinated borrowing was repaid in February 2018.

8 - COMMITMENTS AND CONTINGENCIES

The Company subleases office space located in New York City, from its Parent under an expense sharing agreement which is subject to change annually. As of November 30, 2018, the lease held by the Parent, as tenant, is set to expire May 31, 2022.

In March 2013, the Company entered into a lease agreement for office space located in Miami, Florida, which expired May 15, 2018. In October 2015, the Company entered into a lease agreement for a second office space located in Miami, Florida set to expire December 31, 2020. In July 2018, the Company leased office space in Westport, Connecticut. The lease term is for 3 years. All lease agreements include escalation charges in addition to base rent payment. The rent for office space of all other branch offices are the obligation of those branch offices. The Company is expected to pay minimum future rental payments as follows:

November 30,	
2019	1,434,685
2020	969,258
2021	344,645
2022	129,602
Total	$ 2,878,190

The Company maintains noninterest bearing cash balances at financial institutions. At times during the year, balances have exceeded the FDIC insured limits. The Company maintains these balances at financial institutions that the Company has deemed to be not subject to material risk.

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending any claims. As of November 30, 2018 the ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. Management of the Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position. Management has determined that the aggregate claims are covered by its insurance policy.

In April 2018, the Company received a monetary fine in conclusion of the investigative proceedings brought by FinCEN.

9 - Related Party Transactions

During fiscal 2018, the Company paid fees for professional services as general counsel in the amount of $575,000 to an entity controlled by one of the Company's officers.

During fiscal 2018, the Company advanced funds to one of the registered representatives, who is also an officer of the Company. The balance of the advances in the amount of $2,065,000 is included in receivables as of November 30, 2018.

During fiscal 2018, the Company paid to its Parent a management fee for corporate governance and professional expertise in the amount of $3,849,435.

10 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2018, the Company had net capital, as defined, of $2,335,063, which was $2,202,202 in excess of its required net capital of $132,861. The Company's net capital ratio was 0.85 to 1. Also, at November 30, 2018 excluded from aggregate indebtedness are amounts payable to a clearing broker in the amount of $3,267,412 that are adequately collateralized by securities owned.

11 - Income Taxes

The Parent is subject to the New York City General Corporation Tax based on the income of the Company, or its net capital base, whichever is higher.

12 - Off Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the Statement of Financial Condition. The Company may, at its discretion, purchase the securities at prevailing market prices at any time.

13 - Subsequent Events

Subsequent events have been evaluated through January 24, 2019, the date this financial statement was available to be issued.